SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
UNITED STATES
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Rule 12g-4 (a) (1) (i)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)
(Titles of all other securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (ii)
Rule 12h-3 (b) (1) (i)
Rule 12g-4 (a) (2) (ii)
Rule 12g-4 (a) (2) (i)
Rule 12h-3 (b) (1) (ii)
Rule 12h-3 (b) (2) (i)
Rule 12h-3 (b) (2) (ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date:
31

X

X
(Exact name of registrant as specified in its charter)
Commission File Number:
333-130545-50
Specialty Underwriting and Residential Finance Trust, Series 2007-AB1
Mortgage Loan Asset-Backed Certificates, Series 2007-AB1
None
Date:
(Signature)
Specialty Underwriting and Residential Finance Trust, Series 2007-AB1
Ken Frye
Senior Vice President, Loan Servicing
Ken Frye
/s/ :
January 25, 2008
(Issuing Entity)
Wilshire Credit Corporation
(Servicer)
250 Vesey Street, 4 World Financial Ctr., 10th Fl, New York, New York, 10080, (212) 449-0357
Class:
Pursuant to the requirements of the Securities Exchange Act of 1934, Merrill Lynch Mortgage Investors, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Merrill Lynch Mortgage Investors, Inc., as depositor for Specialty Underwriting and Residential Finance
Trust, Series 2007-AB1 Mortgage Loan Asset-Backed Certificates, Series 2007-AB1
A1 A-2A A-2B A-2C
A-2D B-1 B-2 B-3
M-1 M-2 M-3 M-4
M-5 M-6 R